Exhibit 99.1

Yintech Raises Earnings Guidance for the Third Quarter of 2019

SHANGHAI, Oct. 29, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced that it has increased its earnings guidance for the third quarter of 2019, with substantial increases in its revenue projections.

Based upon preliminary data, the Company updated the earning guidance for the third quarter of 2019 as below:

•                  Revenues from commissions, interest income and other revenues for the third quarter of 2019, are now expected to be around RMB440 million to RMB460 million as compared to the Company’s previous guidance of RMB380 million to RMB400 million, which was given on August 30, 2019. This represents an expected increase of 33.7% to 40.0% from the second quarter of 2019 and 74.6% to 82.5% from the third quarter of 2018.

•                  Revenues from trading gains are now expected to be in the range of RMB15 million to RMB17 million as compared to the Company’s previous guidance of trading loss of RMB10 million to RMB30 million, which was given on August 30, 2019. Trading loss was RMB40 million in the second quarter of 2019 and trading gains were RMB16 million in the third quarter of 2018.

“I am delighted to report that the demand for our spot commodities, specifically Gold T+D trading was stronger than our expectation during the third quarter. As such, we have deployed more resources and engaged more efforts on offering professional support to our clients to make the most advantages of the favorable market trend. We are pleased to see all our efforts were rewarded in our financial results,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2018. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn